Exhibit 1

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada

Tel: 306-956-6200    Fax: 306-956-6201

Cameco Announces Change to Dividend Record Date

Saskatoon, Saskatchewan, Canada, November 1, 2019    .    .    .    .    .    .    .    .    .     .    .    .    .

Cameco (TSX: CCO; NYSE: CCJ) announced today that record date for the annual dividend of $0.08 per share announced earlier today, will be changed to November 27, 2019 (previously November 29, 2019). Due to the closure of stock markets in the United States, a November 29, 2019 record date creates different ex-dividend dates in Canada on the TSX and in the United States on the NYSE. The dividend remains payable on December 13, 2019.

Profile

Cameco is one of the world’s largest providers of uranium fuel. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations. Our uranium products are used to generate clean electricity in nuclear power plants around the world. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan.

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Investor inquiries:	Rachelle Girard	306-956-6403
Media inquiries:	Carey Hyndman	306-956-6317